JPMORGAN TRUST I

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

May 28, 2021

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (the “Trust”), on behalf of JPMorgan Intrepid Value Fund

File Nos. 811-21295 and 333-103022

Post-Effective Amendment No. 636

Dear Ms. White:

This letter is in response to the comments you provided telephonically on April 6, 2021, with respect to the filing related to the JPMorgan Intrepid Value Fund (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in the Funds’ Registration Statement.

PROSPECTUS

1.	Comment: Please update the series information on EDGAR with the Fund’s Class IDs and tickers to reflect the Fund’s new name

Response: The update will be made prior to the Fund’s launch.

2.	Comment: Please advise the SEC staff of how derivatives will be valued for purposes of the Fund’s 80% test.

Response: Derivatives are not included in the numerator for purposes of determining the Fund’s compliance with its 80% policy.

3.	Comment: Please provide more specific disclosure about the adviser’s value investment strategy as referenced in the Fund’s name.

Response: The disclosure will be revised as follows to address the Staff’s comment:

[The forecasts derived from a variety of data sources] are used to identify securities with attractive valuations that are priced favorably relative to their associated levels of risk.

4.

Comment: We note your statement that the adviser uses a “data science driven investment approach” and the adviser defines that “as the discipline of extracting useful insight from collections of information.” As written, it is unclear how your investment strategy is differentiated from any other, inasmuch as most advisers appear to look for useful insights from available information. Please revise here and under Item 9 to more clearly explain how you apply data science in connection with your investment strategy. Revised disclosure should address the types of data you use, its sources, how you collect, validate, and analyze it to make investment decisions. If the usefulness of some of the data is expected to be temporary or transitory, then that should be addressed in risk disclosure. Similarly, if the data is proprietary, please consider whether additional cyber security risk disclosure is warranted.

Response: The first paragraph in the Fund’s “Investment Process” description will be revised as shown below to address the Staff’s comment:

Investment Process: In managing the Fund, the adviser employs a data science driven investment approach that combines research, data insights, and risk management. The adviser defines data science as the discipline of extracting useful insights from collections of information. The adviser utilizes proprietary techniques to process, analyze, and combine a wide variety of data sources, including the adviser’s multi-decade history of proprietary fundamental research, company fundamentals, and alternative data. The adviser defines alternative data as content that is not published by the issuer of the security, but that nevertheless could contain unique information regarding the financial prospects of the company. Such alternative data sources may include, but are not limited to, global supply chain data, news feeds, and social media. The adviser combines insights derived from these sources to forecast the financial prospects of each security. These forecasts are used to identify securities with attractive valuations that are priced favorably relative to their associated levels of risk. Security-level forecasts are then combined through a proprietary security selection process, constructing a portfolio that maximizes expected future financial performance while controlling for key risks to the underlying companies’ businesses identified by the adviser as part of its analysis. The adviser assesses key risks by analyzing potential events or conditions that may have a negative impact on the adviser’s valuation of a particular security. Such key risks may include, but are not limited to, sensitivity to changes in macroeconomic conditions, competitive risks from existing companies or new entrants, and operational risks related to the companies’ business models. The adviser continuously evaluates the efficacy of the sources of information included within the investment process, and seeks to identify new data sources that will be additive to the adviser’s forecasts and portfolio construction.

We believe that the “Cyber Security Risk” language contained in the Fund’s SAI Part II adequately discloses any associated cyber security risks inherent to the Fund’s investment strategy.

5.	Comment: In connection with the above comment, please explain in the filing what is meant by “alternative data” in the “Investment Process” description.

Response: The following disclosure has been added in response to the Staff’s comment:

The adviser defines alternative data as content that is not published by the issuer of the security, but that nevertheless could contain unique information regarding the financial prospects of the company.

6.

Comment: In the “Investment Process” description there is a reference to “key risks identified by the adviser.” Please clarify the types of risks the adviser considers in evaluating securities, as well as how the adviser assesses such risks.

Response: The following disclosure has been added in response to the Staff’s comment:

The adviser assesses key risks by analyzing potential events or conditions that may have a negative impact on the adviser’s valuation of a particular security. Such key risks may include, but are not limited to, sensitivity to changes in macroeconomic conditions, competitive risks from existing companies or new entrants, and operational risks related to the companies’ business models.

7.

Comment: Items 4 and 9 require you to disclose the fund’s principal investment strategies, which, as noted in Instruction 2 to Item 9(b)(1) of Form N-1A, “depends on the strategy’s anticipated importance in achieving the fund’s investment objectives, and how the strategy affects the Fund’s potential risks and returns.” Your current disclosure indicates that, as part of its investment process, the adviser seeks to assess the impact of certain ESG factors to identify issuers that you believe may be negatively or positively impacted by such factors relative to other issuers. As written, it is unclear that the ESG analysis is closely integrated into the investment decision making process to such an extent that it could be considered part of your principal strategies. Please either (1) expand on your disclosure to address the specific E, S, and G factors considered - including the types of data and analysis reviewed - and how the factors relate to buy/sell decisions or (2) relocate the disclosure to a more appropriate location.

Response: We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. The disclosure related to ESG factors is not provided in response to Item 9(b)(1), which requires a Fund to describe its principal investment strategy, but rather the disclosure relates to Item 9(b)(2), which requires a Fund to explain “in general terms how the Fund’s adviser decides which securities to buy and sell.” Per Form N-1A, the Item 4 disclosure should be based on the information given in response to Item 9(b) (not just Item 9(b)(1)). As a result, we believe the current disclosure is appropriate, in compliance with Form N-1A and not misleading to provide a summary of the adviser’s investment process in the “What are the Fund’s main investment strategies” section, as it provides information to shareholders as to how the adviser decides which securities to buy and sell. In addition, we believe the level of detail explaining the ESG factors is appropriate. As indicated in the disclosure, the portfolio managers assess the impact of ESG factors on the cash flows of many companies in which they may invest. Such analysis is part of the Fund’s normal investment process and is integrated into the adviser’s research process. The first paragraph of the “The Fund’s Main Investment Risks” section states the risks associated with management risk, noting that the “Fund is subject to management risk and may not achieve its objective if the adviser’s expectations regarding particular instruments or markets are not met.” Therefore, we believe the current disclosure is appropriate.

8.

Comment: The risk disclosure related to “Transition Portfolio Turnover Risk” states that “the Fund will likely engage in active and frequent trading leading to increased portfolio turnover.” Is it anticipated that this trading will be only present during the transition to the Fund’s new investment strategy or will this be a permanent feature of the Fund’s new investment strategy?

Response: The Fund does not intend to engage in active and frequent trading once it has fully transitioned to the new investment strategy.

9.

Comment: The Fund’s description of its principal investment strategies states that it may invest up to 20% of its assets in foreign securities and ADRs. In the “More About the Fund” section, “foreign securities, often in the form of depositary receipts” are listed as an additional, and not a principal, investment strategy. Please reconcile.

Response: Investment in foreign securities, including ADRs, are an additional investment strategy for the Fund. The prospectus will be revised accordingly.

10.

Comment: The prospectus indicates that “The Fund may invest any portion of its total assets in cash and cash equivalents.” Confirm whether cash and cash equivalents are used only for temporary defensive purposes or whether such investments may be used as a part of the Fund’s principal investment strategies.

Response: The Fund does not intend to invest in cash and cash equivalents as a principal investment strategy. The prospectus will be revised to remove any disclosure indicating otherwise.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 270-6803.

Sincerely,

/s/ Zachary Vonnegut-Gabovitch
Zachary Vonnegut-Gabovitch
Assistant Secretary